April 7, 2025

Amir Weiss
SVP Finance, Chief Accounting Officer
Teva Pharmaceutical Industries Limited
124 Dvora HaNevi'a Street
Tel Aviv, Israel 6944020

       Re: Teva Pharmaceutical Industries Limited
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Form 8-K dated January 29, 2025
           File No. 001-16174
Dear Amir Weiss:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K dated January 29, 2025
Exhibit 99.1
2025 Outlook, page 1

1. Your 2025 outlook omits the comparable GAAP financial measures to non-GAAP operating income, adjusted EBITDA, non-GAAP diluted EPS and free cash flow.
       Please revise this presentation in future filings to include the corresponding GAAP financial measures with equal or greater prominence. Refer to Item 10(e)(1)(i)
       of Regulation S-K and Question 102.10(a) of the staff's Compliance and Disclosure
       Interpretations on Non-GAAP Financial Measures.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 7, 2025
Page 2



       Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences